Exhibit 99.1

BEZEQ GROUP REPORTS

FOURTH QUARTER & FUll Year 2016 Financial results

Tel Aviv, Israel – March 30, 2017 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months and year ended December 31, 2016. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q4 2016	Q4 2015	% change	FY 2016	FY 2015	% change
	(NIS millions)			(NIS millions)

Revenues	2,504	2,606	(3.9%)	10,084	9,985	1.0%
Operating profit	532	488	9.0%	2,321	2,570	(9.7%)
EBITDA	940	947	(0.7%)	4,060	4,254	(4.6%)
EBITDA margin	37.5%	36.3%		40.3%	42.6%
Net profit	185	369	(49.9%)	1,244	1,721	(27.7%)
Diluted EPS (NIS)	0.07	0.13	(46.2%)	0.45	0.62	(27.4%)
Cash flow from operating activities	832	889	(6.4%)	3,526	3,740	(5.7%)
Payments for investments	335	329	1.8%	1,416	1,635	(13.4%)
Free cash flow [1]	513	592	(13.3%)	2,248	2,256	(0.4%)
Net debt/EBITDA (end of period) [2]	2.39	2.21		2.39	2.21

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “Our operating results for 2016 highlight the Group’s success in maintaining its leading position in reliability, service level, innovation, and product quality amid a highly competitive market. The Israeli telecom market continues to evolve in very significant ways, which present us with strategic challenges. To meet these challenges head-on, our companies work constantly to adapt to the changing landscape. However, regulations must adapt accordingly to enable effective competition – the kind that will create real value for consumers along with operational efficiency. It is extremely important that Bezeq, the largest investor in the Israeli telecom market, be accorded the regulatory support to continue providing Israeli citizens with outstanding service, while streamlining our operations and integrating commercial innovation. We believe the time has come to cancel the structural separation.”

Allon Raveh, Chief Financial Officer of Bezeq, commented, “Our full-year financial performance demonstrates that the Bezeq Group is successfully tackling the challenges facing our business, and delivering strong results. In the last quarter one-time items of over NIS 200 million impacted net profits and do not represent a change in ongoing trends. This year we continued to meet all financial and operating targets, as well as guidance for the year. This solid financial foundation enables us to continue investing in the further development of the Israeli telecom market. The results also assure our investors, domestic and overseas, of the growth potential in Israel’s economy and Bezeq’s leadership position within it.”

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 1

Bezeq Group Results (Consolidated)

In the fourth quarter of 2016 one-time items of over NIS 200 million impacted net profits. Such items include: An expense of NIS 79 million due to a decrease in corporate tax rates which led to a reduction in the deferred tax asset in the consolidated report; a provision of NIS 78 million for the early retirement of employees and an expense of NIS 55 million due to an increase in the provision for contingent consideration owed to Eurocom in connection with the acquisition of yes.

The yearly results were fully in-line with the Group's guidance after adjustments for one-time items estimated by the Group. EBITDA amounted to NIS 4.06 billion which is equivalent to NIS 4.2 billion adjusted for expenses relating to early retirement and the signing of collective labor agreements. Net profits amounted to NIS 1.24 billion which is equivalent to NIS 1.4 billion after adjusting for the one-time items in the fourth quarter of 2016. Free cash flow amounted to NIS 2.2 billion – in line with the group's updated guidance published in November 2016.

Revenues in 2016 totaled NIS 10.08 billion compared to NIS 9.99 billion in 2015, an increase of 1.0%. The increase was due to the consolidation of yes beginning in the second quarter of 2015, partially offset by a decrease in revenues in all group segments and primarily at Pelephone.

Revenues in the fourth quarter of 2016 were NIS 2.50 billion, compared to NIS 2.61 billion in the same quarter of 2015, a decrease of 3.9%. The decrease was due to lower revenues in all group segments and primarily at Pelephone.

Salary expenses in 2016 totaled NIS 2.01 billion compared to NIS 1.96 billion in 2015, an increase of 2.8%. The increase was primarily due to the consolidation of yes beginning in the second quarter of 2015.

Salary expenses in the fourth quarter of 2016 were NIS 503 million, compared to NIS 515 million in the same quarter of 2015, a decrease of 2.3%.

Operating expenses in 2016 totaled NIS 4.01 billion compared to NIS 3.87 billion in 2015, an increase of 3.7%. The increase was primarily due to the consolidation of yes beginning in the second quarter of 2015, partially offset by a decrease in expenses in most of the group segments and primarily at Pelephone.

Operating expenses in the fourth quarter of 2016 were NIS 1.03 billion, compared to NIS 1.07 billion in the same quarter of 2015, a decrease of 3.7%. The decrease was primarily due to a reduction in interconnect fees and payments to telecom operators, terminal equipment and marketing expenses, partially offset by an increase in content and sub-contractor expenses.

There was no Other operating income, net recorded in 2016 compared with income of NIS 95 million in 2015. The decrease was primarily due to a reduction in capital gains from the sale of fixed assets at Bezeq Fixed-Line.

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Other operating expenses, net in the fourth quarter of 2016 amounted to expenses of NIS 33 million, compared to expenses of NIS 76 million in the same quarter of 2015. The decrease was due to a reduction in the provision for the early retirement of employees at Bezeq Fixed-Line.

Depreciation expenses in 2016 totaled NIS 1.74 billion compared to NIS 1.68 billion in 2015, an increase of 3.3%. The increase was primarily due to the consolidation of yes beginning in the second quarter of 2015 and the amortization of the surplus acquisition costs incurred through the increase of shareholding in yes to a controlling stake, partially offset by a reduction in depreciation expenses at Pelephone.

Depreciation expenses in the fourth quarter of 2016 were NIS 408 million, compared to NIS 459 million in the same quarter of 2015, a decrease of 11.1%. The decrease was due to a reduction in depreciation expenses in all group segments.

Operating profit in 2016 totaled NIS 2.32 billion compared to NIS 2.57 billion in 2015, a decrease of 9.7%. Operating profit in the fourth quarter of 2016 was NIS 532 million compared to NIS 488 million in the same quarter of 2015, an increase of 9.0%.

EBITDA in 2016 totaled NIS 4.06 billion (EBITDA margin of 40.3%) compared to NIS 4.25 billion (EBITDA margin of 42.6%) in 2015, a decrease of 4.6%. EBITDA in the fourth quarter of 2016 was NIS 940 million (EBITDA margin of 37.5%) compared to NIS 947 million (EBITDA margin of 36.3%) in the same quarter of 2015, a decrease of 0.7%.

Financing expenses (net) in 2016 totaled NIS 447 million, compared to NIS 263 million in 2015, an increase of 70.0%. Financing expenses (net) in the fourth quarter of 2016 amounted to NIS 136 million compared to financing income of NIS 3 million in the same quarter of 2015. The increase was primarily due to the cancellation of a provision in the fourth quarter of 2015 of NIS 76 million for accumulated interest on taxes owed for prior years relating to financing income from yes further to an agreement with the Tax Authority, as well as an increase in the provision for contingent consideration to Eurocom in the fourth quarter of 2016 of NIS 55 million in connection with the acquisition of Eurocom's stake in yes.

Tax expenses in 2016 totaled NIS 625 million compared to NIS 598 million in 2015, an increase of 4.5%. The increase in tax expenses was due to a decrease in the deferred tax asset resulting from a reduction in corporate tax rates in the amount of NIS 143 million, partially offset by a decrease in tax expenses at Bezeq Fixed-Line.

Tax expenses in the fourth quarter of 2016 were NIS 210 million compared to NIS 119 million in the same quarter of 2015, an increase of 76.5%. The increase in tax expenses was due a decrease in the deferred tax asset resulting from a reduction in corporate tax rates from 25% to 24% beginning January 1, 2017 and to 23% beginning January 1, 2018.

Net profit in 2016 totaled NIS 1.24 billion compared to NIS 1.72 billion in 2015, a decrease of 27.7%. Net profit in the fourth quarter of 2016 was NIS 185 million compared to NIS 369 million in the same quarter of 2015, a decrease of 49.9%. The quarter on quarter decrease was primarily due one-time financing and tax income in the amount of NIS 121 million recorded in the corresponding quarter of 2015 due to an agreement with the Tax Authority. In addition, in the fourth quarter of 2016 net profits were impacted by the effect of a decrease in the corporate tax rate in the amount of NIS 79 million and the increase in the provision for contingent consideration to Eurocom in the amount of NIS 55 million.

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 3

Cash flow from operating activities in 2016 totaled NIS 3.53 billion compared to NIS 3.74 billion in 2015, a decrease of 5.7%. Cash flow from operating activities in the fourth quarter of 2016 was NIS 832 million, compared to NIS 889 million in the same quarter of 2015, a decrease of 6.4%. The yearly decrease was primarily due to changes in working capital partially offset by the consolidation of yes beginning in the second quarter of 2015.

Payments for investments (Capex) in 2016 totaled NIS 1.42 billion compared to NIS 1.64 billion in 2015, a decrease of 13.4%. The decrease was due to a reduction in investments in all group segments and specifically at Pelephone, mainly due to payments in 2015 for LTE 4G frequencies.

Capex in the fourth quarter of 2016 was NIS 335 million compared to NIS 329 million in the same quarter of 2015, an increase of 1.8%.

Free cash flow in 2016 totaled NIS 2.25 billion compared to NIS 2.26 billion in 2015, a decrease of 0.4%. Free cash flow in the fourth quarter of 2016 was NIS 513 million compared to NIS 592 million in the same quarter of 2015, a decrease of 13.3%.

Net financial debt of the Group was NIS 9.72 billion as of December 31, 2016 compared to NIS 9.40 billion as of December 31, 2015. As of December 31, 2016, the Group's net financial debt to EBITDA ratio was 2.39, compared to 2.21 as of December 31, 2015.

Dividend Announcement

In accordance with the Company's dividend policy, the Board of Directors recommended the distribution of 100% of net profits for the second half of 2016 as a cash dividend of NIS 578 million (approximately NIS 0.21 per share) to shareholders. The semi-annual dividend, which is subject to shareholder approval, would be payable on May 29, 2017. The ex-dividend date would be May 16, 2017.

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 4

2017 Outlook

Below is the Bezeq Group's outlook for 2017, based on the existing information known to the Bezeq Group today:

Net profit attributable to shareholders:	Approximately NIS 1.4 billion

EBITDA:	Approximately NIS 4.0 billion

Free cash flow:	Approximately NIS 2.0 billion

The Company's forecasts detailed above are forward-looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.	The forecasts do not include the effects, insofar as there are any, of a provision for the early retirement of employees and/or the signing of a collective labor agreement, the realization of Company rights in the real estate property "Sakia" or the cancellation of the Group's corporate/structural separation including the effects of the merger with yes.

b.	The forecasts are based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2017. In addition, the forecasts include the effect of the early adoption of accounting standard IFRS 15, beginning January 1, 2017, on EBITDA in the amount of NIS 120-160 million and on net profits in the amount of NIS 60-90 million. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's periodic report for the year 2016.

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 5

Bezeq Fixed-Line Results

Stella Handler, Bezeq CEO, commented, “In 2016, competition in the fixed-line market became stronger than ever and presented us with extreme challenges. The wholesale market reform deepened its impact on the Internet market, and competition in the business segment is growing. We have successfully navigated the changing industry landscape, kick-starting new growth drivers while continuing our streamlining efforts. This year, we continued to develop in the digital field and launched a platform for smart cities as well as a smart business service. We have set long-term goals in shaping the digital future of Israel, and will continue to lead breakthrough initiatives in this area.

At the same time, our investments in infrastructure are extremely significant, totaling NIS 834 million or 19% of the Company’s overall revenue in 2016. Our investments in infrastructure serve not only our business but other telecom companies as well and allow for increased competition in the market. In today’s new competitive era the time has come to cancel the structural separation. This will allow consumers to benefit from a fully competitive market as well as improved service and pricing, while enabling Bezeq to become more efficient and save unnecessary costs.”

Revenues in 2016 totaled NIS 4.38 billion compared to NIS 4.41 billion in 2015, a decrease of 0.5%. Revenues in the fourth quarter of 2016 were NIS 1.08 billion, compared to NIS 1.09 billion in the same quarter of 2015, a decrease of 0.6%. Total revenues were impacted by the decrease in telephony revenues, which was partially offset by higher revenues from broadband Internet as well as data communication services.

Revenues from telephony services in 2016 totaled NIS 1.49 billion compared to NIS 1.59 billion in 2015, a decrease of 6.1%. Revenues from telephony services in the fourth quarter of 2016 were NIS 357 million compared to NIS 392 million in the same quarter of 2015, a decrease of 8.9%. Telephony revenues were impacted by seasonality associated with the Jewish holiday season, which took place in the fourth quarter of 2016. The decrease in telephony revenues was due to a reduction of 3.3% in the average revenue per line in 2016 and 6.7% in the fourth quarter of 2016 as well as a decrease of 2.8% in the number of access lines.

Revenues from broadband Internet services (retail and wholesale) in 2016 totaled NIS 1.60 billion compared to NIS 1.54 billion in 2015, an increase of 3.6%. Revenues from broadband Internet services in the fourth quarter of 2016 were NIS 406 million, compared to NIS 387 million in the same quarter of 2015, an increase of 4.9%. The increase in revenues from broadband Internet services was primarily due to continued growth in the number of wholesale Internet lines, which increased by 133,000 during the past year, partially offset by a decrease in the number of retail Internet lines.

Revenues from transmission and data communication services in 2016 totaled NIS 1.08 billion compared to NIS 1.06 billion in 2015, an increase of 1.8%. Revenues from transmission and data communication services in the fourth quarter of 2016 were NIS 273 million compared to NIS 261 million in the same quarter of 2015, an increase of 4.6%. The increase in revenues from transmission and data communication services resulted from growth in the number of business customers and data lines as well as the expansion of communication solutions offered to customers.

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Operating expenses in 2016 totaled NIS 705 million compared to NIS 721 million in 2015, a decrease of 2.2%. The decrease in operating expenses in 2016 was primarily due to a reduction in interconnect payments to telecom operators as well as lower building maintenance expenses partially offset by an increase in subcontractor expenses.

Operating expenses in the fourth quarter of 2016 were NIS 180 million compared to NIS 179 million in the same quarter of 2015, an increase of 0.6%.

Salary expenses in 2016 totaled NIS 898 million compared to NIS 912 million in 2015, a decrease of 1.5%. Salary expenses in the fourth quarter of 2016 were NIS 226 million, compared to NIS 227 million in the same quarter of 2015, a decrease of 0.4%.

Other operating income/expenses (net) in 2016 amounted to income of NIS 13 million compared to income of NIS 99 million in 2015. The decrease in other operating income was due to lower capital gains from the sale of fixed assets.

Other operating income/expenses (net) in the fourth quarter of 2016 amounted to expenses of NIS 34 million, compared to expenses of NIS 70 million in the same quarter of 2015. The decrease in other operating expenses was primarily due lower provisions for employee retirement.

Depreciation expenses in 2016 totaled NIS 717 million compared to NIS 725 million in 2015, a decrease of 1.1%. Depreciation expenses in the fourth quarter of 2016 were NIS 161 million, compared to NIS 185 million in the same quarter of 2015, a decrease of 13.0%. The decrease in depreciation expenses in the fourth quarter was due to yearly depreciation adjustments.

Operating profit in 2016 totaled NIS 2.08 billion compared to NIS 2.15 billion in 2015, a decrease of 3.4%. Operating profit in the fourth quarter of 2016 totaled NIS 481 million compared to NIS 427 million in the same quarter of 2015, an increase of 12.6%.

EBITDA in 2016 totaled NIS 2.79 billion (EBITDA margin of 63.7%) compared to NIS 2.87 billion (EBITDA margin of 65.2%) in 2015, a decrease of 2.8%. EBITDA in the fourth quarter of 2016 totaled NIS 642 million (EBITDA margin of 59.3%) compared to NIS 612 million (EBITDA margin of 56.3%) in the same quarter of 2015, an increase of 4.9%.

Financing expenses in 2016 totaled NIS 445 million compared to NIS 332 million in 2015, an increase of 34.0%. Financing expenses in the fourth quarter of 2016 were NIS 146 million compared to NIS 19 million in the same quarter of 2015. The increase in financing expenses was due to the cancellation of a provision in the fourth quarter of 2015 of NIS 76 million for accumulated interest on taxes owed for prior years relating to financing income from yes further to an agreement with the Tax Authority, as well as an increase in the provision in the fourth quarter of 2016 of NIS 55 million for contingent consideration to Eurocom in connection with the acquisition of Eurocom's stake in yes.

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Tax expenses in 2016 totaled NIS 399 million compared to NIS 492 million in 2015, a decrease of 18.9%. The decrease in tax expenses was primarily due to lower profits before taxes as well as a reduction in the corporate tax rate from 26.5% to 25% beginning January 1, 2016.

Tax expenses in the fourth quarter of 2016 were NIS 100 million compared to NIS 68 million in the same quarter of 2015, an increase of 47.1%. The increase was primarily due to the cancellation of a provision in 2015 for taxes owed for prior years further to the aforementioned agreement with the Tax Authority.

Net profit in 2016 totaled NIS 1.23 billion compared to NIS 1.32 billion in 2015, a decrease of 6.9%. Net profit in the fourth quarter of 2016 totaled NIS 235 million compared to NIS 340 million in the same quarter of 2015, a decrease of 30.9%. The quarterly net profit was impacted by the aforementioned increase in financing and tax expenses.

Cash flow from operating activities in 2016 totaled NIS 2.06 billion compared to NIS 2.36 billion in 2015, a decrease of 12.5%. Cash flow from operating activities in the fourth quarter of 2016 was NIS 482 million compared to NIS 668 million in the same quarter of 2015, a decrease of 27.8%. The decrease in cash flow from operating activities was due to changes in working capital primarily due to an increase in payments for the retirement of employees and timing differences relating to tax payments.

Capex in 2016 totaled NIS 834 million compared to NIS 849 million in 2015, a decrease of 1.8%. Capex in the fourth quarter of 2016 was NIS 205 million, compared to NIS 197 million in the same quarter of 2015, an increase of 4.1%.

Free cash flow in 2016 totaled NIS 1.36 billion compared to NIS 1.66 billion in 2015, a decrease of 17.7%. Free cash flow in the fourth quarter of 2016 was NIS 292 million, compared to NIS 504 million in the same quarter of 2015, a decrease of 42.1%.

In the fourth quarter of 2016, the Company added 19,000 broadband Internet lines (retail and wholesale), totaling 1.56 million. The number of wholesale broadband Internet lines continued to grow and reached a total of 377,000 lines, representing a sequential increase of 30,000 lines. During the past year, the number of wholesale lines grew by 133,000.

During the fourth quarter of 2016, average broadband speeds reached 43.4 Mbps compared to 41.8 Mbps sequentially, and 37.8 Mbps in the fourth quarter of 2015, representing a year-over-year increase of 14.3%.

Average revenue per Internet subscriber (ARPU - retail) in the fourth quarter of 2016 was NIS 90, compared to NIS 89 sequentially and NIS 89 in the fourth quarter of 2015.

The number of telephony access lines totaled 2.119 million at the end of December 2016, compared to 2.137 million sequentially and 2.181 million in the fourth quarter of 2015.

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Average revenue per line (ARPL) in the fourth quarter of 2016 totaled NIS 56, compared to NIS 58 sequentially and NIS 60 in the fourth quarter of 2015.

Bezeq Fixed-Line - Financial data	Q4 2016	Q4 2015	% change	FY 2016	FY 2015	% change
	(NIS millions)			(NIS millions)

Total revenues	1,082	1,088	(0.6%)	4,383	4,407	(0.5%)
Telephony revenues	357	392	(8.9%)	1,490	1,586	(6.1%)
Broadband Internet revenues	406	387	4.9%	1,597	1,542	3.6%
Transmission and data revenues	273	261	4.6%	1,077	1,058	1.8%
Other revenues	46	48	(4.2%)	219	221	(0.9%)
Operating profit	481	427	12.6%	2,076	2,148	(3.4%)
EBITDA	642	612	4.9%	2,793	2,873	(2.8%)
EBITDA margin	59.3%	56.3%		63.7%	65.2%
Net profit [1]	235	340	(30.9%)	1,232	1,324	(6.9%)
Cash flows from operating activities	482	668	(27.8%)	2,064	2,358	(12.5%)
Payments for investments	205	197	4.1%	834	849	(1.8%)
Free cash flow [2]	292	504	(42.1%)	1,362	1,655	(17.7%)

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q4 2016	Q3 2016	Q4 2015

Active subscriber lines (in thousands) [1]	2,119	2,137	2,181
Average monthly revenue per line (NIS) [2]	56	58	60
Outgoing minutes (millions)	1,139	1,297	1,379
Incoming minutes (millions)	1,252	1,383	1,403
Churn rate (%) [3]	2.4%	2.6%	2.7%
Total broadband Internet lines (in thousands)[4]	1,558	1,539	1,479
Of which: Wholesale broadband Internet lines (in thousands) [4]	377	347	244
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	90	89	89
Average broadband speed per subscriber (end of period, Mbps)	43.4	41.8	37.8

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings). Active subscriber lines are presented at the end of each period.

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq's wholesale service for telecom operators. Broadband Internet lines are presented at the end of each period.

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 9

Pelephone Results

Ran Guron, CEO of Pelephone, stated, “2016 was a turning point for us. We rolled-out a new operational strategy and laid the foundations for growth that is starting to show positive results. Our focus is on the cellular market and we will continue to maintain our leadership and innovative position this year. We are certain that our long-term emphasis on innovation and customer-first value will show in our financial results and continue to bear fruit in the future.

We expanded our distribution channels, partnered with the market-leading Bug and Kravitz chains, and built the largest retail network in Israel with 250 points of sale across the country. We secured steady growth in our subscriber base in 2016, with the quarter million subscribers who joined us this year making Pelephone the leading recruiter of new subscribers in the Israeli cellular market. In 2016, we created significant growth drivers for the Company, which have made Pelephone the most innovative cellular company in several fields – our unique Pelephone Cyber service, big data solutions, IOT starter kit for start-up companies, tests for 1 Gbps data speeds in preparation for 5G network deployment, and more.

In 2016, we also led the handset market. We launched our GINI private label, which sold very well across all product lines. We also led the most successful iPhone7 launch in Israel. We have made customer service our top priority. We expanded our digital service offering, shortened and streamlined processes, and emphasized quality in our response and sales activities. The significant improvement in customer experience is also evident in the positive coverage of Pelephone in the Ministry of Communications’ recently-published public complaints report. In addition to expanding our operations, we also continued to streamline and significantly cut operating costs.”

Total revenues in 2016 totaled NIS 2.63 billion compared to NIS 2.89 billion in 2015, a decrease of 9.0%. Total revenues in the fourth quarter of 2016 were NIS 652 million, compared to NIS 649 million sequentially and NIS 713 million in the same quarter of 2015, a quarter-over-quarter increase of 0.5% and year-over-year decrease of 8.6%, respectively.

Revenues from cellular services in 2016 totaled NIS 1.82 billion compared to NIS 2.0 billion in 2015, a decrease of 9.1%. Revenues from cellular services in the fourth quarter of 2016 were NIS 439 million, compared to NIS 468 million sequentially and NIS 477 million in the same quarter of 2015, a decrease of 6.2% and 8.0%, respectively. The decrease in revenues from cellular services was due to a decrease in tariffs as a result of increased competition in the cellular market as well as from the transition of government employees to new tariff plans.

Revenues from equipment sales in 2016 totaled NIS 812 million compared to NIS 891 million in 2015, a decrease of 8.9%. Revenues from equipment sales in the fourth quarter of 2016 were NIS 213 million, compared to NIS 181 million sequentially and NIS 236, a quarter-over-quarter increase of 17.7% and year-over-year decrease of 9.7%, respectively.

Operating expenses in 2016 totaled NIS 2.6 billion compared to NIS 2.73 billion in 2015, a decrease of 4.9% despite the increase in frequency fees in 2016. Operating expenses in the fourth quarter of 2016 totaled NIS 656 million compared to NIS 622 million sequentially and NIS 702 million in same quarter of 2015, a quarter-over-quarter increase of 5.5% and year-over-year decrease of 6.6%, respectively. In 2016 Pelephone continued to reduce its workforce and the number of employees at December 31, 2016 totaled 2,594.

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EBITDA in 2016 totaled NIS 412 million (EBITDA margin of 15.7%) compared to NIS 576 million (EBITDA margin of 19.9%) in 2015, a decrease of 28.5%. EBITDA in the fourth quarter of 2016 was NIS 85 million (EBITDA margin of 13.0%), compared to NIS 119 million (EBITDA margin of 18.3%) sequentially and NIS 111 million (EBITDA margin of 15.6%) in the same quarter of 2015, a decrease of 28.6% and 23.4%, respectively.

Net profit in 2016 totaled NIS 61 million compared to NIS 151 million in 2015, a decrease of 59.6%. Net profit in the fourth quarter of 2016 was NIS 3 million, compared to NIS 32 million sequentially, and NIS 11 million in the same quarter of 2015, a decrease of 90.6% and 72.7%, respectively.

Cash flow from operating activities in 2016 totaled NIS 582 million compared to NIS 730 million in 2015, a decrease of 20.3%. Cash flow from operating activities in the fourth quarter of 2016 was NIS 65 million compared to NIS 14 million in the same quarter of 2015, an increase of 364.3%.

The number of Pelephone subscribers increased 54,000 in the fourth quarter of 2016 and reached 2.402 million as of December 31, 2016. During 2016 Pelephone recruited a quarter of a million new subscribers, making Pelephone the leading recruiter of new subscribers in the Israeli cellular market.

In 2016, Pelephone implemented strategic measures to expand its distribution channels to reach new audiences, by partnering with the market-leading Bug and Kravitz chains (through the "store within a store" model), and significantly increased its marketing deployment in Israel with 250 points of sale across the country.

ARPU in 2016 was NIS 63 compared to NIS 64 in 2015. ARPU in the fourth quarter of 2016 was NIS 62 compared to NIS 60 in the same quarter of 2015.

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 11

Pelephone - Financial data	Q4 2016	Q4 2015	% change	FY 2016	FY 2015	% change
	(NIS millions)			(NIS millions)

Total revenues	652	713	(8.6%)	2,630	2,890	(9.0%)
Service revenues	439	477	(8.0%)	1,818	1,999	(9.1%)
Equipment revenues	213	236	(9.7%)	812	891	(8.9%)
Operating profit	(4)	11		32	157	(79.6%)
EBITDA	85	111	(23.4%)	412	576	(28.5%)
EBITDA margin	13.0%	15.6%		15.7%	19.9%
Net profit	3	11	(72.7%)	61	151	(59.6%)
Cash flows from operating activities	65	14	364.3%	582	730	(20.3%)
Payments for investments	64	65	(1.5%)	243	428	(43.2%)
Free cash flow [1]	2	(51)		341	304	12.2%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q4 2016	Q3 2016	Q4 2015

Total subscribers (end of period, in thousands) [1]	2,402	2,348	2,651
Average revenue per user (ARPU, NIS) [2]	62	68	60
Churn rate [3]	6.3%	6.1%	6.7%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 12

Bezeq International Results

Moti Elmaliach, CEO of Bezeq International, said, “2016 was a year in which we created new growth drivers in the cyber and web-based services segments. We have positioned ourselves as a leading provider of cyber solutions for private and commercial customers in Israel. Such success proves that our strategy of innovation generates added value for customers and creates opportunities for further growth and differentiation. These opportunities will continue to grow in the coming years.”

Revenues in 2016 totaled NIS 1.55 billion compared to NIS 1.58 billion in 2015, a decrease of 1.9%. Revenues in the fourth quarter of 2016 were NIS 392 million, compared to NIS 405 million in the same quarter of 2015, a decrease of 3.2%. The decrease in revenues was primarily due to a reduction in hubbing revenues.

After excluding hubbing revenues, total revenues increased in 2016 approximately 0.5% compared to 2015 due to the continued growth in Internet services delivered across the submarine cable infrastructure, which was partially offset by lower revenues in the international long distance call market.

Implementation of the collective labor agreement signed at the beginning of 2016 impacted all profitability and cash flow metrics.

Operating profit in 2016 totaled NIS 176 million compared to NIS 240 million in 2015, a decrease of 26.7%. Operating profit in the fourth quarter of 2016 was NIS 47 million compared to NIS 58 million in the same quarter of 2015, a decrease of 19.0%.

EBITDA in 2016 totaled NIS 313 million (EBITDA margin of 20.2%), compared to NIS 372 million (EBITDA margin of 23.6%) in 2015, a decrease of 15.9%. EBITDA in the fourth quarter of 2016 was NIS 81 million (EBITDA margin of 20.7%), compared to NIS 93 million (EBITDA margin of 23.0%) in the same quarter of 2015, a decrease of 12.9%.

Net profit in 2016 totaled NIS 125 million compared to NIS 172 million in 2015, a decrease of 27.3%. Net profit in the fourth quarter of 2016 was NIS 33 million compared to NIS 42 million in the same quarter of 2015, a decrease of 21.4%.

Cash flow from operating activities in 2016 totaled NIS 269 million compared to NIS 301 million in 2015, a decrease of 10.6%. Cash flow from operating activities in the fourth quarter of 2016 was NIS 86 million compared to NIS 96 million in the same quarter of 2015, a decrease of 10.4%.

Free cash flow in 2016 totaled NIS 150 million compared to NIS 173 million in 2015, a decrease of 13.3%. Free cash flow in the fourth quarter of 2016 was NIS 61 million compared to NIS 75 million in 2015, a decrease of 18.7%.

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 13

Bezeq International	Q4 2016	Q4 2015	% change	FY 2016	FY 2015	% change
	(NIS millions)			(NIS millions)

Revenues	392	405	(3.2%)	1,548	1,578	(1.9%)
Operating profit	47	58	(19.0%)	176	240	(26.7%)
EBITDA	81	93	(12.9%)	313	372	(15.9%)
EBITDA margin	20.7%	23.0%		20.2%	23.6%
Net profit	33	42	(21.4%)	125	172	(27.3%)
Cash flows from operating activities	86	96	(10.4%)	269	301	(10.6%)
Payments for investments	26	21	23.7%	120	128	(6.3%)
Free cash flow [1]	61	75	(18.7%)	150	173	(13.3%)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 14

yes Results

Ron Eilon, CEO of yes, stated, “As the leading multi-channel television provider in Israel, we remain at the fore-front of the global television industry. We were the first in Israel to announce, together with the largest operators in the world, the start of 4K broadcasting, which launched this month. This joins outstanding original productions, headed by this year’s hit-series – Taagad, which captivated Israeli audiences; an unprecedented 600 series and new seasons from around the world; and uncompromising excellence in providing the best customer service in the Israeli media market.”

Revenues in 2016 totaled NIS 1.75 billion compared to NIS 1.77 billion in 2015, a decrease of 1.6%. Revenues in the fourth quarter of 2016 were NIS 438 million, compared to NIS 449 million in the same quarter of 2015, a decrease of 2.4%. The decrease in revenues was primarily due to a reduction in the average number of subscribers.

Operating profit in 2016 totaled NIS 264 million compared to NIS 250 million in 2015, an increase of 5.6%. Operating profit in the fourth quarter of 2016 was NIS 68 million, compared to NIS 47 million in the same quarter of 2015, an increase of 44.7%. The increase in operating profit was primarily due to a decrease in expenses such as salaries, space segments, depreciation and dealer fees partially offset by a decrease in revenues and content expenses.

EBITDA in 2016 totaled NIS 560 million (EBITDA margin of 32.1%) compared to NIS 572 million (EBITDA margin of 32.2%) in 2015, a decrease of 2.1%. EBITDA in the fourth quarter of 2016 was NIS 139 million (EBITDA margin of 31.7%), compared to NIS 135 million (EBITDA margin of 30.1%) in the same quarter of 2015, an increase of 3.0%.

Profit before finance expenses to shareholders and taxes in 2016 totaled NIS 206 million compared to NIS 160 million in 2015, an increase of 28.8%. Profit before finance expenses to shareholders and taxes in the fourth quarter of 2016 was NIS 67 million compared to NIS 5 million in the same quarter of 2015. The increase was due to an increase in operating profit as well as lower financing expenses due to a reduction in interest expenses on debentures.

Net profit/loss in 2016 amounted to a profit of NIS 68 million compared to a loss of NIS 354 million in 2015. Net profit/loss in the fourth quarter of 2016 amounted to a profit of NIS 395 million compared to a loss of NIS 110 million in the same quarter of 2015. The increase in net profit was due to the recording of a deferred tax asset for accumulated losses from prior years as well as the conversion of shareholder loans to equity.

Cash flow from operating activities in 2016 totaled NIS 629 million compared to NIS 505 million in 2015, an increase of 24.6%. Cash flow from operating activities in the fourth quarter of 2016 was NIS 207 million compared to NIS 105 million in the same quarter of 2015, an increase of 97.1%. The increase was primarily due to an improvement in working capital.

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 15

Free cash flow in 2016 totaled NIS 421 million compared to NIS 240 million in 2015, an increase of 75.4%. The increase was due to an improvement in working capital as well as a decrease in payments for investments.

Free cash flow in the fourth quarter of 2016 increased 167.7% year-over-year to NIS 166 million, compared to NIS 62 million in the same quarter of 2015. The increase was due to an improvement in working capital.

The number of yes subscribers in the fourth quarter of 2016 decreased by 3,700 to a total of 614,000 subscribers.

ARPU in 2016 amounted to NIS 233, in-line with 2015. ARPU in the fourth quarter of 2016 was NIS 237, compared to NIS 235 in the same quarter of 2015, an increase of 0.9%.

yes - Financial data	Q4 2016	Q4 2015	% change	FY 2016	FY 2015	% change
	(NIS millions)			(NIS millions)

Revenues	438	449	(2.4%)	1,745	1,774	(1.6%)
Operating profit	68	47	44.7%	264	250	5.6%
EBITDA	139	135	3.0%	560	572	(2.1%)
EBITDA margin	31.7%	30.1%		32.1%	32.2%
Profit before finance expenses to shareholders and taxes	67	5	1240.0%	206	160	28.8%
Net profit (loss)	395	(110)		68	(354)
Cash flows from operating activities	207	105	97.1%	629	505	24.6%
Payments for investments	41	43	(4.7%)	209	265	(21.1%)
Free cash flow [1]	166	62	167.7%	421	240	75.4%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q4 2016	Q3 2016	Q4 2015

Number of subscribers (end of period, in thousands) [1]	614	618	635
Average revenue per user (ARPU, NIS) [2]	237	233	235
Churn rate (%) [3]	3.6%	4.5%	3.5%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 16

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman, and Mr. Allon Raveh, Bezeq Chief Financial Officer on Thursday, March 30, 2017, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0609

Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, April 5, 2017. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5921

Israel Phone Number: 03-925-5921

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 17

About "Bezeq" The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 18

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Income Statements

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million

Revenues	10,084	9,985	9,055
Costs of activity
General and operating expenses	4,012	3,869	3,366
Salaries	2,012	1,957	1,768
Depreciation and amortization	1,739	1,684	1,281
Other operating income, net	-	(95)	(586)
	7,763	7,415	5,829

Operating profit	2,321	2,570	3,226
Financing expenses
Financing expenses	508	376	486
Financing income	(61)	(113)	(356)
Financing expenses, net	447	263	130

Profit after financing expenses, net	1,874	2,307	3,096
Share in earnings (losses) of equity accounted investees	(5)	12	(170)
Profit before income tax	1,869	2,319	2,926
Income tax	625	598	815
Profit for the year attributable to shareholders of the Company	1,244	1,721	2,111
Earnings per share (NIS)
Basic earnings per share	0.45	0.63	0.77

Diluted earnings per share	0.45	0.62	0.77

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 19

"Bezeq" The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million
Profit from the sale of property, plant and equipment (mainly real estate)	107	234	175
Provision early retirement	(96)	(117)	(176)
Others	(11)	(22)	5
Profit from sale of the shares of Coral Tell	-	-	582
Other operating income, net	-	95	586

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 20

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets

	December 31
	2016	2015
Assets	NIS million	NIS million

Cash and cash equivalents	648	555
Investments	586	762
Trade receivables	2,000	2,058
Other receivables	219	269
Inventory	106	115
Total current assets	3,559	3,759

Trade and other receivables	644	674
Broadcasting rights, net of rights exercised	432	456
Property, plant and equipment	6,876	6,894
Intangible assets	3,047	3,332
Deferred tax assets	1,007	1,178
Deferred expenses and non-current investments	382	386
Total non-current assets	12,388	12,920

Total assets	15,947	16,679

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 21

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets (Cont'd)

	December 31
	2016	2015
	NIS million	NIS million

Debentures, loans and borrowings	1,825	1,913
Trade and other payables	1,610	1,657
Current tax liabilities	104	624
Employee benefits	315	378
Liability to Eurocom DBS Ltd, related party	32	233
Provisions	80	100
Total current liabilities	3,966	4,905

Loans and debentures	9,128	8,800
Employee benefits	258	240
Derivatives and other liabilities	244	226
Deferred tax liabilities	101	51
Provisions	47	46
Total non-current liabilities	9,778	9,363

Total liabilities	13,744	14,268

Total equity	2,203	2,411

Total liabilities and equity	15,947	16,679

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 22

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows

	Year ended December 31
	2016	2015	2014
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	1,244	1,721	2,111
Adjustments:
Depreciation and amortization	1,739	1,684	1,281
Share in the losses (profits) of equity-accounted investees	5	(12)	170
Financing expenses, net	474	307	229
Capital gain, net	(107)	(234)	(175)
Income tax expenses	625	598	815
Profit from gaining control in DBS	-	(12)	-
Profit from sale of the shares of Coral Tell Ltd.	-	-	(582)

Change in trade and other receivables	106	322	549
Change in inventory	(20)	(20)	28
Change in trade and other payables	(24)	(271)	(39)
Change in provisions	(19)	18	(63)
Change in employee benefits	(65)	110	3
Change in other liabilities	23	(9)	(4)
Net income tax paid	(455)	(462)	(527)
Net cash from operating activities	3,526	3,740	3,796

Cash flow used for investing activities
Purchase of property, plant and equipment	(1,193)	(1,324)	(1,081)
Investment in intangible assets and deferred expenses	(223)	(311)	(194)
Tax payment for shareholder loans	(461)	-	-
Acquisition of financial assets held for sale and others	(917)	(1,785)	(2,720)
Proceeds from the sale of financial assets held for trading and others	1,088	3,260	1,635
Proceeds from the sale of property, plant and equipment	138	151	230
Miscellaneous	1	(7)	(12)
Cash in a company consolidated for the first time	-	299	-
Net consideration for the sale of Coral Tell Ltd. shares	-	-	596
Net cash from (used in) investment activities	(1,567)	283	(1,546)

Cash flows used in financing activities
Issue of debentures and receipt of loans	2,161	1,010	1,446
Repayment of debentures and loans	(1,841)	(2,192)	(1,149)
Dividends paid	(1,441)	(1,777)	(2,069)
Interest paid	(458)	(494)	(431)
Payment to Eurocom DBS for acquisition of DBS shares and loans	(256)	(680)	-
Miscellaneous	(31)	5	3
Net cash used for financing activities	(1,866)	(4,128)	(2,200)

Net increase (decrease) in cash and cash equivalents	93	(105)	50
Cash and cash equivalents as at January 1	555	660	610
Cash and cash equivalents as at the end of the year	648	555	660

BEZEQ GROUP REPORTS FULL YEAR 2016 FINANCIAL RESULTS	PAGE | 22